QUEST PATENT RESEARCH CORPORATION

411 Theodore Fremd Ave., Suite 206S

Rye, New York 10580-1411

February 9, 2016

By EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Quest Patent Research Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed February 8, 2016
File No. 333-208536

Ladies and Gentlemen:

Pursuant to Rule 461, Quest Patent Research Corporation (the “Company”) requests acceleration of effectiveness of the above referenced Registration Statement to 10:00 A.M. on Thursday, February 11, 2016, or as soon thereafter as possible.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jon C. Scahill
Jon C. Scahill, Chief Executive Officer